3/11/03

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SE 03012259 COMMISSION
...ashington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Capital Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~First Capital Solutions, LLC~~
(No. and Street)

Montgomery (City) AL (State) 36116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Clark (334) 272-1192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street (Address) Montgomery (City) AL (State) 36104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Edward Welch, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Solutions, LLC , as of December 31 , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL SOLUTIONS, LLC
FINANCIAL STATEMENTS PURSUANT TO SECTION 17 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE SECURITIES ACTS AMENDMENTS OF 1975 AND RULE 17A-5 THEREUNDER AS OF DECEMBER 31, 2002

FIRST CAPITAL SOLUTIONS, LLC
MONTGOMERY, ALABAMA

INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Greenville
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT

To the Members
First Capital Solutions, LLC
Montgomery, Alabama

We have audited the accompanying statement of financial condition of First Capital Solutions, LLC, as of December 31, 2002, and the related statements of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Solutions, LLC, as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
February 4, 2003

FIRST CAPITAL SOLUTIONS, LLC
MONTGOMERY, ALABAMA

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

	ALLOWABLE	NONALLOWABLE	TOTAL
Cash	$ 9,672	$ -	$ 9,672

LIABILITIES AND MEMBERS' CAPITAL

	A.I. LIABILITIES	NON A.I. LIABILITIES	TOTAL
Liabilities			$ -
Capital			68,802
Retained earnings			(59,130)
Members' capital			9,672
Total liabilities and members' capital	$ -	$ -	$ 9,672

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SOLUTIONS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Interest	$ 69
EXPENSES:	
Taxes and licenses	2,761
Miscellaneous	4,903
Total expenses	7,664
NET LOSS	$ (7,595)

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SOLUTIONS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Members' capital at beginning of year	$ 9,603
Contributions	7,664
Net loss	(7,595)
Members' capital at end of year	$ 9,672

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SOLUTIONS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
Increase (Decrease) in Cash

OPERATING ACTIVITIES:	
Net loss	$ (7,595)
Net cash used by operating activities	(7,595)
FINANCING ACTIVITIES:	
Members' contributions	7,664
Net cash from financing activities	7,664
NET INCREASE IN CASH	69
CASH AT BEGINNING OF YEAR	9,603
CASH AT END OF YEAR	$ 9,672

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Operations - The Company was formed to perform various financial services as an introducing broker-dealer. The Company will provide these services primarily in central and southeastern Alabama. The Company was formed January 17, 1996.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income taxes - No provision has been made in these financial statements for income taxes. The income or loss of the Company is to be included in the tax returns of the members. Each member is provided separate specific amounts to be included in the computation of the members' income tax liability.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company has net capital and net capital requirements of $9,672 and $5,000, respectively, at December 31, 2002. The Company's percentage of aggregate indebtedness to net capital was -0-% at December 31, 2002. First Capital Solutions, LLC, is in compliance with the net capital rules, which effectively restrict the payment of capital distributions.

FIRST CAPITAL SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$ 9,672
Total nonallowable assets from statement of financial condition	-
Net capital	$ 9,672
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ -
Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of A.I.)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,672
Excess net capital at 1000%	$ 9,672
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital as reported in Company's Part II (unaudited) Focus report	$ 9,672
Net capital per above	$ 9,672